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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ______)*

                                      FEMRX, INC.
                ------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.001 PAR VALUE
                ------------------------------------------------------
                            (Title of Class of Securities)

                                     314463 10 0
                ------------------------------------------------------
                                    (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  PAGE 1 OF 5 PAGES


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CUSIP No. 314463 10 0                13G                    Page 2 of 5 Pages
          ------------

1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    ANDREW MARKHAM THOMPSON & SYLVIA ASTRID THOMPSON TTEE THOMPSON FAMILY TRUST U/A DTD 04/22/93

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                           (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA, UNITED STATES



                   5   SOLE VOTING POWER

                         448,128
                   ------------------------------------
  NUMBER OF        6   SHARED VOTING POWER
    SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH     ------------------------------------
  REPORTING        7   SOLE DISPOSITIVE POWER
 PERSON WITH
                       448,128
                   ------------------------------------
                   8   SHARED DISPOSITIVE POWER

                       -0-
                   ------------------------------------
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    448,128
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.1%
12  TYPE OF REPORTING PERSON*

    OO - TRUST

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PAGE  2 OF 5 PAGES


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ITEM 1.

    (a)       Name of Issuer: FEMRX, INC.

    (b)       Address of Issuer's Principal Executive Offices:

                   1221 INNSBRUCK DRIVE
                   SUNNYVALE, CA 94089

ITEM 2.

    (a)       Name of Person Filing:   ANDREW MARKHAM THOMPSON & SYLVIA ASTRID
                                       THOMPSON
                                       TTEE THOMPSON FAMILY TRUST U/A DTD
                                       04/22/93

    (b)       Address of Principal Business Office or, if None, Residence:

              C/O FEMRX, INC.
              1221 INNSBRUCK DRIVE
              SUNNYVALE, CA 94089

    (c)       Citizenship: CALIFORNIA, UNITED STATES

    (d)       Title of Class of Securities: COMMON STOCK

    (e)       CUSIP Number: 314463 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a)       / /  Broker of dealer registered under Section 15 of the Act,

    (b)       / /  Bank as defined in Section 3(a)(6) of the Act,

    (c)       / /  Insurance Company as defined in Section 3(a)(19) of the Act,

    (d)       / /  Investment Company registered under Section 8 of the
                   Investment Company Act,

    (e)       / /  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940,

    (f)       / /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),

    (g)       / /  Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G); SEE Item 7,

    (h)       / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                   NOT APPLICABLE.

ITEM 4.       OWNERSHIP

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a)       Amount Beneficially Owned:  448,128

                                  PAGE 3 OF 5 PAGES


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    (b)       Percent of Class: 5.1%

    (c)       Number of shares as to which such person has:

           (i)     sole power to vote or to direct the vote: 448,128
          (ii)     shared power to vote or to direct the vote: -0-
         (iii)     sole power to dispose or to direct the disposition of:
                   448,128
          (iv)     shared power to dispose or to direct the disposition of: -0-


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              NOT APPLICABLE.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              NOT APPLICABLE.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              NOT APPLICABLE.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              NOT APPLICABLE.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              NOT APPLICABLE.

                                  PAGE 4 OF 5 PAGES


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ITEM 10.      CERTIFICATION

              NOT APPLICABLE.



                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 12, 1997
                                  -------------------------------------------
                                  Date


                                  /s/ Andrew M. Thompson
                                  -------------------------------------------
                                  Andrew M. Thompson, Trustee


                                  PAGE 5 OF 5 PAGES